INVEST IN **DOCKSHARE**

Airbnb for Docks and Boat Slips



dockshare.app Baltimore MD













LEAD INVESTOR

Dawn Scott

We are also so extremely impressed with the mission and vision of DockShare. From the moment this concept was introduce to us we knew it was something we wanted to see be successful. DockShare is an innovative idea that we truly feel is going to help boaters find temporary housing for their boats. The technology created to allow boaters the access to find docks is incredible. We know so many boaters that travel up and down the east coast and struggle finding some place to dock their boats and this is going to be a game changer for them.

Invested $7,000 this round

Highlights

1. Accepted into Washington Maritime Blue Accelerator
2. Tapping into an underserved $230 billion+ market that is growing rapidly
3. 120% increase in booking requests over the last 6 months
4. Well-developed platform with 1200+ active users
5. 250+ dock listings
6. Team has formed multiple successful businesses
7. 20+ year veterans of recreational boating industry

Our Team



Nate Young Co-founder and CEO

Flipped over 100 homes in Maryland // Owns 14 income generating properties // Bi-racial boater with a passion of bringing diversity into the recreational boating world



Gina Perrone Co-founder and COO

Real estate investor, Founder of staging company



Lauren Pearlowitz Product Manager

Successful exit from another startup, works with a variety of international partners



Laura Scharle Marketing Coordinator & Customer Relations Manager

Founder of outdoor recreation company, Obtained Merchant Mariner Credential (OUVP/6PAK)

Pitch





"The Airbnb for docks and boat slips!"

 **OUR MISSION**

Early stage marketplace connecting boaters with privately-owned docks and marina boat slips. Our site is safe and secure, opens the door for boaters to explore new destinations, and allows for spontaneous, carefree boating adventures as well as long term docking solutions.





EMPTY DOCKS = OPPORTUNITY







THE PROBLEMS



- Access and destination options are limited. Docking is only in areas with marinas or public access.
- Marinas have limited availability, long waiting lists, and can be costly (especially for smaller boats). Most marina reservation systems require advanced planning and calling ahead.
- Privately-owned dock space sits empty and owners are unaware of the income opportunity.
- Most boat owners use their boats much less than they envisioned because of lack of access and convenience.
- 31% of boat owners are millennials and they expect technology to solve their docking needs.



OUR SOLUTION



- We connect dock owners and boaters through a secure, online marketplace.
- More convenient and cost-effective than docking at a marina.



Florida, USA
DISTANCE:
20 miles
FILTER BY:
DATE
MY BOAT
61 places to
Show Map
Describe your dock.
Type of dock *
Floating dock
Permanent dock
Bulk-head
Mean low water
3.5
feet

- Transactions are safe and secure.

- Docks are protected with damage protection.

- Boaters have on-demand access for short or long term rentals.

- Dock owners can bring in extra income.



 # HOW IT WORKS

1. Main page navigation

2. User registration and vessel information

3. Search for available docks

4. Book dock based on availability

   

 # WHY NOW

- The recreational boating market is a $20B+ market and growing in the US.

- There are 12M registered recreational boating vessels in the US.

- Boat sales skyrocketed during the pandemic, and sales have remained strong and above pre-pandemic levels.

- The US recreational boating market is predicted to rise to $28B by 2024.

- Boat-sharing apps are rapidly gaining popularity and they recording their highest ever booking numbers.



 # WHY DOCKSHARE

Nate
Cofounder



Gina
Cofounder

Lauren

Laura





Product Management

Marketing & Community Relations

OUR TEAM



- **Nate & Gina Young** - Cofounders
- **Lauren Pearlowitz** - Product Manager
- **Adam Douglass** - Lead Developer
- **Laura Scharle** - Marketing & Community Relations Specialist

Made with ♥ in Baltimore

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